UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

On March 7, 2013, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2012.

The agenda for the annual general meeting of shareholders to be held on March 22, 2013 was also released through two Korean daily newspapers, and the detailed contents of such agenda are also currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2012

2)	Appointment of directors

3)	Appointment of members of the Audit Committee, who are non-executive directors

4)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of

Shareholders for Fiscal Year 2012

Agendum 1. Approval of financial statements and the proposed dividend payment for fiscal year 2012

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2012

99.2	Consolidated Financial Statements for Fiscal Year 2012

For the proposed dividend payment amount for fiscal year 2012, please refer to Separate Statements of Appropriation of Retained Earnings for the years ended December 31, 2012 and 2011 included in Exhibit 99.1 attached hereto.

Agendum 2. Appointment of directors

Nominees for Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kyung Jae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	• Presidential Secretary for Audit and Inspection • Director, Central Investigation Division 4 of Supreme Prosecutors’ Office • Information Service of Supreme Prosecutors’ Office	• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Chairman of Finance Accounting Dept., Korean Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Young Kwa Kim (New appointment) (12/13/1955)	Senior Advisor, Korea Securities Finance Corporation

•      President & CEO, Korea Securities Finance Corporation

•      Commissioner, Financial Intelligence Unit, Financial Services Commission

•      Director General, Economic Cooperation Bureau, Ministry of Finance and Economy, and Chief of Staff of Deputy Prime Minister

			• Ph.D. in Economics, University of Hawaii • B.A. in Economics, Seoul National University	Republic of Korea	2 years

Young Nam Lee (Re-appointment) (09/03/1957)	CEO, Novas EZ Co., Ltd.	• Director, Korea Small Business Institute • Member, Financial Development Deliberation Committee • Chairman, Korea Venture Business Women’s Association	• Course of Business Administration, KAIST • Business School, Ajou University • Dong-Pusan College	Republic of Korea	1 year

Jae Mok Cho (Re-appointment) (01/05/1961)	CEO, ACE Research Co., Ltd.	• Member, Seoul Advisory Committee • Adjunct Professor, Graduate School of Journalism, Hanyang University • Vice Chairman, Korean Association for Advertising and Public Relations	• Ph.D., M.A. and B.A. in Psychology, Keimyung University	Republic of Korea	1 year

Note:	(1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 3. Appointment of members of the Audit Committee, who are non-executive directors

Nominees for members of the Audit Committee who are Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kyung Jae Lee (New appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and Auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office	• Presidential Secretary for Audit and Inspection • Director, Central Investigation Division 4 of Supreme Prosecutors’ Office • Information Service of Supreme Prosecutors’ Office	• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Young Jin Kim (Re-appointment) (12/11/1949)	Professor, Seoul National University	• Outside Director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Seung Hee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Vice President, Management Accounting Association of Korea • Chairman of Finance Accounting Dept., Korean Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Note:	(1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 4. Approval of the aggregate remuneration limit for directors

	For fiscal year 2012	For fiscal year 2013
No. of Directors (No. of Non-Executive Directors)	13 (9)	13* (9)
Aggregate Remuneration Limit	Won 5 billion was proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2012. The board of directors was to approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) was proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2012 to September 28, 2015 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors was to approve and ratify the standard and method of allocation and disbursements thereof.	Won 5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2013. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2012 to September 28, 2015 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	Includes Vaughn Richtor, who has resigned his post as a non-standing director of KB Financial Group Inc. on February 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)
Name: Jong Kyoo Yoon
Title: Deputy President & CFO

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2012 and 2011

(In millions of Korean won)	December 31, 2012		December 31, 2011
Assets
Cash and due from financial institutions	￦	96,234	￦	32,031
Loans		25,000		60,000
Investments in subsidiaries		17,944,848		17,773,322
Property and equipment		351		759
Intangible assets		9,122		10,531
Deferred income tax assets		3,800		2,445
Other assets		310,673		631,602

Total assets	￦	18,390,028	￦	18,510,690

Liabilities
Debts	￦	—	￦	130,000
Debentures		—		49,988
Defined benefit liabilities		1,384		992
Current income tax liabilities		257,535		578,729
Other liabilities		46,767		34,701

Total liabilities		305,686		794,410

Equity
Share capital		1,931,758		1,931,758
Capital surplus		13,513,809		13,513,809
Retained earnings		2,638,775		2,270,713

Total equity		18,084,342		17,716,280

Total liabilities and equity	￦	18,390,028	￦	18,510,690

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011

(In millions of Korean won except per share amounts)	2012		2011
Interest income	￦	6,018	￦	26,999
Interest expense		(3,025)		(41,571)

Net interest expense		2,993		(14,572)

Fee and commission income		—		—
Fee and commission expense		(4,130)		(6,079)

Net fee and commission expense		(4,130)		(6,079)

Net other operating income		687,925		—

General and administrative expenses		(41,597)		(41,711)

Operating profit before provision for credit losses		645,191		(62,362)
Provision for credit losses		—		—

Operating profit(loss)		645,191		(62,362)
Net non-operating expense		(312)		(2,863)

Profit(loss) before tax		644,879		(65,225)
Income tax benefit		1,356		1,547

Profit(loss) for the period		646,235		(63,678)

Other comprehensive income(loss) for the period		—		—

Total comprehensive income(loss) for the period	￦	646,235	￦	(63,678)

Earning(loss) per share
Basic earnings(loss) per share	￦	1,673	￦	(173)
Diluted earnings(loss) per share		1,668		(173)

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

For the years ended December 31, 2012 and 2011

(Date of appropriation for 2012: March 22, 2013)

(Date of appropriation for 2011: March 23, 2012)

(in millions of Korean won)	2012		2011
Unappropriated retained earnings
Balance at the beginning of year	￦	883,220	￦	1,228,377
Profit for the year		646,235		(63,678)

		1,529,455		1,164,699

Transfer such as discretionary reserves
Regulatory reserves for credit losses	￦	1,731	￦	—

		1,731		—

Appropriation of retained earnings
Legal reserve		64,624		—
Regulatory reserves for credit losses		—		3,306
Cash dividends		231,811		278,173
(Dividends per common share: ￦ 600 (12.0%) in 2012)
(Dividends per common share: ￦ 720 (14.4%) in 2011)

		296,435		281,479

Unappropriated retained earnings to be carried over to subsequent year	￦	1,234,751	￦	883,220

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2012 and 2011

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity
Balance at January 1, 2011	￦	1,931,758	￦	13,513,809	￦	—	￦	2,375,554	￦	17,821,121

Comprehensive loss
Loss for the period		—		—		—		(63,678)		(63,678)

Total comprehensive loss		—		—		—		(63,678)		(63,678)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at December 31, 2011	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280

Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280

Comprehensive income
Profit for the period		—		—		—		646,235		646,235

Total comprehensive income		—		—		—		646,235		646,235

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at December 31, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,638,775	￦	18,084,342

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(In millions of Korean won)	2012		2011
Cash flows from operating activities
Profit(loss) for the period	￦	646,235	￦	(63,678)

Adjustment for non-cash items
Depreciation and amortization		1,487		1,581
Share-based payments		3,641		2,534
Net interest income		(765)		(349)
Other expense		4,183		6,565

		8,546		10,331

Changes in operating assets and Liabilities
Due from financial institutions		12,000		(12,000)
Deferred income tax assets		(1,355)		(1,547)
Other assets		1,056		2,599
Other liabilities		(3,578)		(3,766)

		8,123		(14,714)

Net cash generated from (used in) operating activities		662,904		(68,061)

Cash flows from investing activities
Acquisition of investments in subsidiaries		(171,526)		(100,000)
Decrease in loans		35,000		100,000
Acquisition of property and equipment		(114)		(233)
Acquisition of intangible assets		(313)		(3,850)
Disposal of intangible assets		—		895
Net decrease(increase) in guarantee deposits paid		8,427		(7,555)
Others		(2)		—

Net cash provided by (used in) investing activities		(128,528)		(10,743)

Cash flows from financing activities
Increase in debts		170,000		130,000
Decrease in debts		(300,000)		—
Decrease in debentures		(50,000)		(750,000)
Distribution of dividends		(278,173)		(41,163)

Net cash used in financing activities		(458,173)		(661,163)

Net increase(decrease) in cash and cash equivalents		76,203		(739,967)
Cash and cash equivalents at the beginning of the period		20,028		759,995

Cash and cash equivalents at the end of the period	￦	96,231	￦	20,028

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in millions of Korean won)	December 31, 2012		December 31, 2011
Assets
Cash and due from financial institutions	￦	10,568,350	￦	9,178,125
Financial assets at fair value through profit or loss		6,299,194		6,326,104
Derivative financial assets		2,024,784		2,448,455
Loans		212,716,251		212,107,027
Financial investments		36,897,139		35,432,182
Investments in associates		1,035,205		892,132
Property and equipment		3,103,597		3,186,020
Investment property		52,974		51,552
Intangible assets		500,023		468,441
Deferred income tax assets		18,432		22,329
Assets held for sale		35,412		9,931
Other assets		8,755,217		7,478,519

Total assets	￦	282,006,578	￦	277,600,817

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	1,388,079
Derivative financial liabilities		2,068,813		2,059,573
Deposits		194,403,279		190,337,590
Debts		15,969,522		16,823,838
Debentures		24,131,770		27,069,879
Provisions		669,729		797,739
Defined benefit liabilities		75,157		128,488
Current income tax liabilities		264,666		588,825
Deferred income tax liabilities		129,969		220,842
Other liabilities		17,738,498		15,086,169

Total liabilities		257,302,538		254,501,022

Equity
Share capital		1,931,758		1,931,758
Capital surplus		15,840,300		15,841,824
Accumulated other comprehensive income		359,969		191,642
Retained earnings		6,377,491		4,952,751

Equity attributable to shareholders of the parent company		24,509,518		22,917,975
Non-controlling interests		194,522		181,820

Total equity		24,704,040		23,099,795

Total liabilities and equity	￦	282,006,578	￦	277,600,817

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011

(In millions of Korean won, except per share amounts)	2012		2011
Interest income	￦	14,155,825	￦	13,956,257
Interest expense		(7,039,912)		(6,851,745)

Net interest income		7,115,913		7,104,512

Fee and commission income		2,778,668		2,829,754
Fee and commission expense		(1,186,027)		(1,035,004)

Net fee and commission income		1,592,641		1,794,750

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		651,203		1,035,867

Net other operating expenses		(1,455,270)		(1,092,009)

General and administrative expenses		(3,885,285)		(3,931,808)

Operating profit before provision for credit losses		4,019,202		4,911,312

Provision for credit losses		(1,607,804)		(1,512,978)

Net operating profit		2,411,398		3,398,334

Share of profit of associates		(13,536)		4,963
Net other non-operating expense		(136,534)		(142,491)

		(150,070)		(137,528)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011

(In millions of Korean won, except per share amounts)	2012		2011
Profit before income tax		2,261,328		3,260,806

Income tax expense		(549,340)		(832,234)

Profit for the period		1,711,988		2,428,572

Exchange differences on translating foreign operations		(25,690)		5,602
Change in value of financial investments		249,647		(239,596)
Shares of other comprehensive income of associates		(44,177)		(433)
Cash flow hedges		(813)		(1,321)

Other comprehensive income(loss) for the period, net of tax		178,967		(235,748)

Total comprehensive income for the period	￦	1,890,955	￦	2,192,824

Profit attributable to:
Shareholders of the parent company	￦	1,702,913	￦	2,373,026
Non-controlling interests		9,075		55,546

	￦	1,711,988	￦	2,428,572

Total comprehensive income for the period attributable to:
Shareholders of the parent company	￦	1,871,240	￦	2,134,096
Non-controlling interests		19,715		58,728

	￦	1,890,955	￦	2,192,824

Earnings per share
Basic earnings per share	￦	4,408	￦	6,461
Diluted earnings per share		4,394		6,445

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2012 and 2011

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Share		Non-controlling Interests		Total Equity
Balance at January 1, 2011	￦	1,931,758	￦	15,990,278	￦	430,572	￦	2,620,888	￦	(2,476,809)	￦	1,169,243	￦	19,665,930

Comprehensive income
Profit for the period		—		—		—		2,373,026		—		55,546		2,428,572
Exchange differences on translating foreign operations		—		—		5,492		—		—		110		5,602
Change in value of financial investments		—		—		(242,668)		—		—		3,072		(239,596)
Shares of other comprehensive income of associates		—		—		(433)		—		—		—		(433)
Cash flow hedges		—		—		(1,321)		—		—		—		(1,321)

Total comprehensive income(loss)		—		—		(238,930)		2,373,026		—		58,728		2,192,824

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(46,151)		(46,151)
Redemption of hybrid capital instruments		—		—		—		—		—		(1,000,000)		(1,000,000)
Disposal of treasury shares		—		(148,060)		—		—		2,476,809		—		2,328,749
Others		—		(394)		—		—		—		—		(394)

Total transactions with shareholders		—		(148,454)		—		(41,163)		2,476,809		(1,046,151)		1,241,041

Balance at December 31, 2011	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	—	￦	181,820	￦	23,099,795

Comprehensive income
Profit for the period		—		—		—		1,702,913		—		9,075		1,711,988
Exchange differences on translating foreign operations		—		—		(25,596)		—		—		(94)		(25,690)
Change in value of financial investments		—		—		238,913		—		—		10,734		249,647
Shares of other comprehensive income of associates		—		—		(44,177)		—		—		—		(44,177)
Cash flow hedges		—		—		(813)		—		—		—		(813)

Total comprehensive income		—		—		168,327		1,702,913		—		19,715		1,890,955

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		—		(278,173)
Others		—		(1,524)		—		—		—		(7,013)		(8,537)

Total transactions with shareholders		—		(1,524)		—		(278,173)		—		(7,013)		(286,710)

Balance at December 31, 2012	￦	1,931,758	￦	15,840,300	￦	359,969	￦	6,377,491	￦	—	￦	194,522	￦	24,704,040

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(in millions of Korean won)	2012		2011
Cash flows from operating activities
Profit for the period	￦	1,711,988	￦	2,428,572

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(222,022)		(391,197)
Net loss(gain) on derivative financial instruments for hedging purposes		15,165		(107,371)
Adjustment of fair value of derivative financial instruments		42		207,522
Provision for credit loss		1,607,804		1,512,978
Net loss(gain) on financial investments		148,211		(481,459)
Share of loss(profit) of associates		13,536		(4,963)
Depreciation and amortization expense		328,642		342,656
Other net losses on property and equipment/intangible assets		40,881		18,533
Share-based payments(reversal)		13,871		(7,609)
Policy reserve appropriation		1,305,730		673,259
Post-employment benefits		202,864		204,337
Net interest income		229,691		84,470
Loss(gain) on foreign currency translation		(148,877)		273,971
Other expenses(income)		2,783		130,206

		3,538,321		2,455,333

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		132,205		(2,370,999)
Derivative financial instruments		252,166		481,502
Loans		(2,226,547)		(17,023,252)
Deferred income tax assets		3,211		—
Other assets		2,202,544		(877,081)
Financial liabilities at fair value through profit or loss		357,825		146,638
Deposits		1,552,950		10,716,619
Deferred income tax liabilities		(166,772)		(13,150)
Other liabilities		630,144		48,628

		2,737,726		(8,891,095)

Net cash generated from (used in) operating activities		7,988,035		(4,007,190)

Cash flows from investing activities
Disposal of financial investments		24,848,249		22,875,143
Acquisition of financial investments		(26,141,095)		(21,918,460)
Decrease in investments in associates		11,543		12,120
Acquisition of investments in associates		(212,556)		(176,105)
Disposal of property and equipment		8,740		859
Acquisition of property and equipment		(143,327)		(261,905)
Disposal of intangible assets		3,785		10,353
Acquisition of intangible assets		(82,400)		(105,341)
Business combination, net of cash acquired		40,575		—
Others		(838,816)		251,888

Net cash provided by (used in) investing activities		(2,505,302)		688,552

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		75,761		20,733
Net increase in debts		(792,778)		5,453,721
Increase in debentures		10,282,920		9,665,174
Decrease in debentures		(13,084,093)		(11,607,211)
Disposal of treasury shares		—		2,281,524
Redemption of hybrid capital instruments		—		(1,000,000)
Dividends paid to holders of hybrid capital instruments		—		(46,331)
Dividends paid to shareholders of the parent company		(278,173)		(41,163)
Others		150,109		48,434

Net cash provided by (used in) financing activities		(3,646,254)		4,774,881

Effect of exchange rate changes on cash and cash equivalents		(13,560)		32,982

Net increase in cash and cash equivalents		1,822,919		1,489,225
Cash and cash equivalents at the beginning of the period		4,740,804		3,251,579

Cash and cash equivalents at the end of the period	￦	6,563,723	￦	4,740,804